

Mail Stop 3030

March 4, 2009

Via U.S. Mail and Facsimile (949) 722-6674

Ms. Janet Moore
Chief Financial Officer
Biomerica, Inc.
1533 Monrovia Avenue
Newport Beach, CA 92663

> **Re: Biomerica, Inc.**
> **Form 10-KSB for the Fiscal Year Ended May 31, 2008**
> **Filed August 29, 2008**
> **Form 10-Q for the Quarterly Period Ended November 30, 2008**
> **File No. 000-08765**

Dear Ms. Moore:

We have reviewed your response dated March 4, 2009 and filings and have the following comments. Where indicated, we think you should revise your future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-Q for the Quarterly Period Ended November 30, 2008

Item 4. Controls and Procedures, page 13

1.   Please refer to prior comment 3. We note from the proposed revisions to your
        disclosure in your response that the wording is still not consistent with the
        language that appears in the definition of "disclosure controls and procedures" set
        forth in Rule 13a-15(e) of the Exchange Act. For example, we note that you use
        the word 'declared' in place of 'disclosed.' Please either remove the language in
        your future filings or revise the disclosure so that the language that appears after
        the word "effective" is substantially similar in all material respects to the language
        that appears in the entire two-sentence definition of "disclosure controls and
        procedures" set forth in Rule 13a-15(e).

2.   Further, we note from your response that you intend to add disclosure in future
        filings stating, in part, that "any controls and procedures, no matter how well
        designed and operated, can provide only reasonable assurance of achieving their
        objectives." Please revise future filings to state clearly, if true, that your
        disclosure controls and procedures are *designed to* provide reasonable assurance
        of achieving their objectives and that your principal executive officer and
        principal financial officer concluded that your disclosure controls and procedures
        are effective at that reasonable assurance level. In the alternative, remove the
        reference to the level of assurance of your disclosure controls and procedures.
        Please refer to Section II.F.4 of Management's Reports on Internal Control Over
        Financial Reporting and Certification of Disclosure in Exchange Act Periodic
        Reports, SEC Release No. 33-8238, available on our website at
        <http://www.sec.gov/rules/final/33-8238.htm>.

        As appropriate, please respond to these comments within 10 business days or tell
us when you will provide us with a response. Please furnish a letter that keys your
responses to our comments and provides any requested information. Detailed letters
greatly facilitate our review. Please understand that we may have additional comments
after reviewing your responses to our comments.

You may contact Kate Tillan, Assistant Chief Accountant, at (202) 551-3604 or me at (202) 551-3671 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Martin James
Senior Assistant Chief Accountant